Item 77C

American Independence
International Alpha Strategies Fund
Vote Tabulation Summary
Record Date February 7, 2012
Meeting Date March 7, 2012

A Special meeting of shareholders of the International Alpha Strategies Fund was held on March 7, 2012 to approve the following proposal:

Proposal 1 - To approve a new investment sub-advisory agreement between American Independence Financial
Services, LLC and Security Investors, LLC on behalf of the International Alpha Strategies Fund.


Record Date Shares	Shares Voted
4,917,360 		4,842,824

In Favor	Against		Abstainm
4,842,824